Exhibit 23.1

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the inclusion in this Registration Statement of Zapata Computing Holdings Inc. on Form S-1 of our report dated March 25, 2024, with respect to our audits of the consolidated financial statements of Andretti Acquisition Corp. as of December 31, 2023 and 2022 and for each of the two years in the period ended December 31, 2023. Our report, which includes an explanatory paragraph as to Andretti Acquisition Corp.’s ability to continue as a going concern, appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

We were dismissed as auditors on March 28, 2024 and accordingly, we have not performed any audit or review procedures with respect to any financial statements appearing in such Prospectus for the periods after the date of our dismissal.

/s/ Marcum LLP

Marcum LLP

Los Angeles, CA

April 12, 2024